UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

ILEARNINGENGINES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

6701 Democracy Blvd., Suite 300

Address of Principal Executive Office (Street and Number)

Bethesda, Maryland 20817

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

iLearningEngines, Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Form 10-Q”).

As previously disclosed in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2024, the Registrant (formerly known as Arrowroot Acquisition Corp.) consummated its previously announced business combination (the “Business Combination”) on April 16, 2024. Due to the timing of the completion of the Business Combination, the Registrant requires additional time to complete its financial closing procedures and ensure appropriate accounting of complex financial instruments. Accordingly, the Registrant is not able to complete the preparation, review and filing of its Form 10-Q within the prescribed time period without unreasonable effort or expense.

The Registrant expects to file the Form 10-Q within the five calendar-day period permitted pursuant to Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Harish Chidambaran	650	248-9874
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-Q will reflect the Business Combination and certain financing transactions entered into in connection therewith, and the Registrant’s results of operations for the three months ended March 31, 2024 will include significant impacts relating to those transactions.

The Registrant currently estimates that:

●	for the three months ended March 31, 2024, the Registrant had net loss of $4,236,183, which consists of loss of $2,262,500 derived from the changes in fair value of the warrant liabilities, general and administrative expenses of $1,545,279, expense of non-redemption consideration of $763,446 interest expense – promissory note of $33,736 and provision for income tax of $48,790, offset by interest income earned on cash and investments held in the Trust Account of $232,724 and reduction of deferred underwriting fee of $184,844; and

●	for the three months ended March 31, 2023, the Registrant had net loss of $1,694,692, which consists of general and administrative costs of $828,626, provision for income taxes of $455,948 and loss of $2,610,000 derived from changes in fair value of the warrant liabilities, offset by interest income earned on investments held in the Trust Account of $2,199,882.

These amounts are still under review by the Registrant’s accounting staff and its independent registered public accounting firm and may differ once reported in the Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-Q and the Registrant’s expected financial results for the three months ended March 31, 2024 and 2023. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

ILEARNINGENGINES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2024	By:	/s/ Harish Chidambaran
			Name:	Harish Chidambaran
			Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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